Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec Biopharma to present at Ladenburg Thalmann 2019 Healthcare Conference

MELBOURNE – September 19, 2019 – Benitec Biopharma Ltd (ASX: BLT, NASDAQ: BNTC), a gene therapy-focused biotechnology company developing novel genetic medicines derived from the proprietary DNA-directed RNA interference (“ddRNAi”) platform, today announced that Jerel A. Banks, M.D. Ph.D., Executive Chairman and Chief Executive Officer of Benitec Biopharma will present at the Ladenburg Thalmann 2019 Healthcare Conference. Relevant details as follows:

Date:Tuesday, September 24, 2019

Event:Ladenburg Thalmann 2019 Healthcare Conference

Location:Sofitel, New York, NY

Time:11:30 A.M. EST

A live webcast of the presentation will be streamed on the Investor Relations section of the Company’s website, https://benitec.com/for-investors/events-and-presentations/, and a copy of the presentation will be released to the ASX, Nasdaq, and posted on the Company’s website at the above URL prior to the event.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations
M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com